ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2009 and 2008 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008, the related MD&A and the Company’s most recent Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40-F which has been filed with the US Securities and Exchange Commission (the “SEC”).

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent annual report on Form 40-F filed with the SEC and Annual Information Form filed with the Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources: In this MD&A, the terms “measured”, “indicated” and “inferred” resources are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted to proven or probable reserves. “Inferred resources” in particular have a great amount of uncertainty as to their existence, and their economic feasibility. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource actually exists, will ever be upgraded to a higher resource category or will ever be economically feasible to mine. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies.

(*) available at the SEDAR website at www.sedar.com

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

TABLE OF CONTENTS

1	History and Strategy	Page 2

2	Operating Performance	Page 3

3	Financial Results	Page 12

4	Liquidity and Capital Resources	Page 17

5	Outlook	Page 24

6	Subsequent Events	Page 25

7	Changes in Accounting Policies & Critical Accounting Estimates	Page 25

8	Controls and Procedures	Page 26

9	International Financial Reporting Standards	Page 26

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of a ramp into the newly discovered ore-body called North Porvenir. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, the mines were running out of ore and the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008, both silver production and resources grew sharply last year, and Guanajuato is now a strong and growing part of the Company’s asset base.

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver orebodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The obvious benefit of acquiring fully built and permitted infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Company historically funded its exploration and development activities through equity financings. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows.

OPERATING PERFORMANCE

Q2, 2009 Highlights (Compared to Q2, 2008)

Silver production rose 13% to 584,486 oz

Gold production jumped 62% to 2,768 oz

Silver-equivalent production climbed 22% to 762,891 oz (using a 67:1 silver:gold ratio and not including base metals)

Cash costs fell 28% to $6.95 per oz silver produced

Capital investments underway at Guanacevi and Guanajuato

Mine Development: 992 meters completed at Guanacevi, 707 meters completed at Guanajuato
Guanacevi Access Ramps well underway at Alex Breccia, Porvenir Dos, Santa Cruz and Porvenir North
Guanacevi Ventilation Shaft completed, installing ladderways and piping for dewatering
Guanacevi Pump Station Modified, adding two more pump stations to handle the water in flow
Guanacevi Tailings Expansion for 2009 nearing completion
Guanajuato Access Ramps completed at Lucero, San Jose and Cebada.

Exploration projects at Guanacevi and Guanajuato

Drilling started in Guanacevi at San Pedro and Porvenir Cuatro, while drill permits are still pending for Lucero and Cebada zones at Guanajuato.
The first drift along the Lucero Vein averages 270 grams per tonne silver (gpt) and 2.58 gpt gold over a 2.8 meter true thickness.

Plant throughputs in Q2, 2009 totalled 90,338 tonnes (up 5%) at average grades of 259 grams per tonne (gpt) silver and 1.16 gpt gold (up 44%) and plant recoveries were 77.2% for silver (up 10%) and 85% for gold (up 2%)

Acquired the strategic Porvenir Cuatro properties at Guanacevi adjoining Endeavour’s Porvenir Dos property and covers an additional 670 meters of strike length along the Santa Cruz vein system to the northwest, extending Endeavour’s land position along this prolific mineralized structure to 4.5km

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Comparative Table of Consolidated Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03
Production 2009 Year:
Q1, 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95
YTD 2009	176,069	265	1.09	1,157,271	5,103	78.0	85.8	7.25

Q2, 2009 : Q2, 2008	5%	1%	51%	13%	62%	6%	2%	-28%

Q2, 2009 : Q1, 2009	5%	-4%	14%	2%	19%	-2%	-2%	-8%

YTD 2009 : YTD 2008	7%	-5%	48%	13%	63%	12%	5%	-26%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4	9.86
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5	10.31
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9	7.45
Total	226,295	375	0.70	1,907,795	3,957	69.4	75.7	8.16
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60
Production 2009 Year:
Q1, 2009	51,073	326	0.56	409,476	795	79.3	88.1	7.81
Q2, 2009	53,936	311	0.64	415,775	952	77.1	86.2	9.21
YTD 2009	105,009	318	0.60	825,251	1,747	78.2	87.1	8.52

Q2, 2009 : Q2, 2008	-17%	8%	16%	-1%	8%	11%	10%	3%

Q2, 2009 : Q1, 2009	6%	-5%	14%	2%	20%	-3%	-2%	18%

YTD 2009 : YTD 2008	-22%	4%	4%	-6%	-8%	17%	13%	-3%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Comparative Table of Guanajuato Mine Operations
	Plant	Ore Grades		Recovered Ounces		Recoveries		Cash
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz

Production 2007 Year:	Purchased May 2, 2007
Q1, 2007	0	0	0	0	0	0	0	-
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4	8.07
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7	12.58
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0	32.97
Total	65,266	133	1.47	227,689	2,360	81.5	76.6	20.06
Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.90
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79
Production 2009 Year:
Q1, 2009	34,658	189	1.70	163,309	1,540	77.4	83.3	6.90
Q2, 2009	36,402	183	1.93	168,711	1,816	77.5	84.3	1.38
YTD 2009	71,060	186	1.82	332,020	3,356	77.5	83.8	4.10

Q2, 2009 : Q2, 2008	72%	12%	34%	72%	121%	-12%	-4%	-89%

Q2, 2009 : Q1, 2009	5%	-3%	14%	3%	18%	0%	1%	-80%

YTD 2009 : YTD 2008	132%	12%	24%	131%	170%	-12%	-4%	-75%

Consolidated Production Results

Q2, 2009 compared to Q2, 2008

Silver production for the Second Quarter of 2009 was 584,486 ounces, an increase of 13% compared to 517,077 ounces in the Second Quarter of 2008. Plant throughput for Q2, 2009 was 90,338 tonnes at an average grade of 259 grams per tonnes (“gpt”) of silver and 1.16 gpt of gold as compared to 86,391 tonnes at an average grade of 257 gpt of silver and 0.77 gpt of gold during Q2, 2008. The increased throughput is largely attributable to the Guanajuato Mines operating near capacity during the quarter, offset in part by a decrease in the Guanacevi mines output as more personnel and equipment were allocated to mine development. In addition, the Guanacevi mines experienced higher than expected water flow in the main access ramp in the North Porvenir and Santa Cruz ore-bodies and several unexpected outages on the local power grid which compounded the dewatering process.

Silver grades were 1% higher and gold grades were 51% higher in Q2, 2009 compared to Q2, 2008 reflecting the higher grade silver ore processed at both Guanacevi and Guanajuato. The increased gold grades reflect the increasing production at Guanajuato where the gold grade is significantly higher than Guanacevi. The average silver recovery rate was 6% higher in Q2, 2009 compared to Q2, 2008 reflecting the different ore-types being processed, the plant upgrades, and the increased production of higher recovery ores at Guanajuato.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Q2, 2009 compared to Q1, 2009

Silver production for the Second Quarter of 2009 was 584,486 ounces, an increase of 2% compared to 572,785 ounces in the First Quarter of 2009. Plant throughput for Q2, 2009 was 90,338 at an average grade of 259 gpt of silver and 1.16 gpt of gold as compared to 85,731 tonnes at an average grade of 271 gpt of silver and 1.02 gpt of gold during Q1, 2009. The increase in throughput was due to the increased production at both Guanacevi and Guanajuato.

Silver grades were 4% lower and gold grades were 14% higher in Q2, 2009 compared to Q1, 2009 reflecting the higher throughput of lower grade silver ore from Guanajuato, which has lower silver grades but significantly higher gold grades than the Guanacevi mine.

YTD, 2009 compared to YTD, 2008

Silver production for the first two quarters of 2009 was 1,157,271 ounces, an increase of 13% compared to 1,021,746 ounces in the first two quarters of 2008. Plant throughput for the 2009 period was 176,069 at an average grade of 265 gpt of silver and 1.09 gpt of gold as compared to 164,548 tonnes at an average grade of 279 gpt of silver and 0.74 gpt of gold during the same period in 2008. The increase in throughput was due to a large increase in production from Guanajuato while the production at Guanacevi decreased because mine personnel and equipment were more focused on new mine development and dewatering the ramp at North Porvenir.

Silver grades were 5% lower and gold grades were 48% higher in the first two quarters of 2009 compared to the same period in 2008, due to the higher throughput of lower grade silver ore and higher grade gold ore from Guanajuato.

Guanacevi Mines Production Results Q2, 2009 compared to Q2, 2008

Silver production for Q2, 2009 was 415,775 ounces, a decrease of 1% compared to 419,245 ounces in Q2, 2008, with gold production of 952 ounces, an increase of 8% compared to 883 ounces in Q1, 2008. Plant throughput for Q2, 2009 was 53,936 tonnes at an average grade of 311 gpt silver and 0.64 gpt gold as compared to 65,276 tonnes at an average grade of 287 gpt silver and 0.55 gpt gold during Q2 2008.

The average silver grade was slightly higher than Q2, 2008 and the average silver recovery rate improved 10% due to reduced processing of manganese oxide ores at Guanacevi and efficiencies attained from the plant upgrades completed in 2008. The plant throughput rate was 17% lower in Q2, 2009 compared to Q2, 2008 as the mine focused more personnel and equipment on mine development. In addition, the Guanacevi mines experienced higher than expected water flow in the main access ramp in the North Porvenir and Santa Cruz ore bodies and several unexpected outages on the local power grid which compounded the dewatering process.

Q2, 2009 compared to Q1, 2009

Silver production for Q2, 2009 was 415,775 ounces, an increase of 2% compared to 409,476 ounces in Q1, 2009, with gold production of 952 ounces, an increase of 20% compared to 795 ounces in Q1, 2009. Plant throughput for Q2, 2009 was 53,936 tonnes at an average grade of 311 gpt silver and 0.64 gpt gold as compared to 51,073 tonnes at an average grade of 326 gpt silver and 0.56 gpt gold during Q1 2009.

The average silver grade was slightly lower compared to Q1, 2009, as a function of mining lower grade block reserves. The plant throughput rate was 6% higher in Q2, 2009 compared to Q1, 2009 because the mine is producing more tonnes at a slightly lower grade.

YTD, 2009 compared to YTD, 2008
Silver production for the first two quarters of 2009 was 825,251 ounces, a decrease of 6% compared to 877,869 ounces in the first two quarters of 2008. Plant throughput for the 2009 period was 105,009 at an average grade of 318 gpt of silver and 0.60 gpt of gold as compared to 133,927 tonnes at an average grade of 305 gpt of silver and 0.58 gpt of gold during the same period in 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The decrease in production and throughput was due to Guanacevi stockpiles being depleted, while more personnel and equipment were allocated to mine development, slowed by higher water flow than expected as the ramp drives deeper below the water table. In addition, the Guanacevi mines experienced higher than expected water flow in the main access ramp in the North Porvenir and Santa Cruz ore bodies and several unexpected outages on the local power grid which compounded the dewatering process.

Silver and gold grades were 4% higher for the first two quarters of 2009 compared to the same period in 2008, reflecting different ore types processed at Guanacevi and the lower silver grade ore processed in Q2 2008.

Guanajuato Mines Production Results

Q2, 2009 compared to Q2, 2008
Silver production for Q2, 2009 was 168,711 ounces, an increase of 72%, compared to 97,832 ounces in Q2, 2008, and gold production was 1,816 ounces, an increase of 121% compared to 822 ounces in Q2, 2008. Plant throughput for Q2, 2009 was 36,402 tonnes at an average grade of 183 gpt silver and 1.93 gpt gold as compared to 21,115 tonnes at an average grade of 164 gpt silver and 1.44 gpt gold during Q2, 2008.

Silver grades were 12% higher and gold grades were 34% higher in Q2, 2009 compared to Q2, 2008 primarily due to the discovery and development of higher grade stopes in the new Lucero vein area of the Bolanitos mine and at depth in the Veta-Madre at the Cebada mine. The recovery rates continue to be consistent quarter-on-quarter.

The primary factor in the significant increase in the silver production and plant throughput from Q2, 2008 to Q2, 2009 was the rehabilitation and re-opening of the four main mine shafts in Q2, 2008, which opened up several new production areas at the Guanajuato Mines.

Q2, 2009 compared to Q1, 2009
Silver production for Q2, 2009 was 168,711 ounces, an increase of 3% compared to 163,309 ounces in Q1, 2009, with gold production of 1,816 ounces, an increase of 18% compared to 1,540 ounces in Q1, 2009. Plant throughput for Q2, 2009 was 36,402 tonnes at an average grade of 183 gpt silver and 1.93 gpt gold as compared to 34,658 tonnes at an average grade of 189 gpt silver and 1.70 gpt gold during Q1, 2009.

The increase in production from Q1, 2009 to Q2, 2009 is due to an increase in higher grade ore coming from the Lucero and Cebada mines. The Company revised its method for reporting production from Guanajuato in 2009; Prior to December, 2008, the Company recovered gold and silver into bulk sulfide concentrates and shipped the concentrates to the Met-Mex (“Penoles”) refinery in Torreon, Mexico for treatment. Penoles paid 95% of the gold and silver in concentrate but significantly increased their smelting charges, deductions and penalties in mid-2008. Therefore, the Company re-evaluated its processing alternatives for the Guanajuato concentrates and determined that it could materially reduce its smelting costs by shipping the concentrates to the Guanacevi process plant for treatment to produce dore silver-gold bars. Smelters typically pay more than 99% for the silver and gold in dore and re-processing at Guanacevi only recovers 88% of the silver and gold in concentrate, so the result is slightly lower production, but significantly lower costs, overall improving the Company’s gross margin.

YTD, 2009 compared to YTD, 2008
Silver production for the first two quarters of 2009 was 332,020 ounces, an increase of 131% compared to 143,877 ounces in the first two quarters of 2008. Plant throughput for the 2009 period was 71,060 at an average grade of 186 gpt of silver and 1.82 gpt of gold as compared to 30,621 tonnes at an average grade of 166 gpt of silver and 1.47 gpt of gold during the same period in 2008. The increase in production and throughput was due to the mine and plant being operated at capacity after the main production shafts were re-opened and new ore-bodies were discovered and developed. Silver grades were 12% higher an and gold grades were 24% higher for the first two quarters of 2009 compared to the same period in 2008 as a result of the higher grade ore from Lucero and Cebada.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Cash Costs (Non-GAAP Measure)

Cash operating cost per oz is a non-GAAP measure commonly reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. The cash operating cost is provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its cash operating cost per oz of silver produced as cost of sales, net of gold credits and royalties.

Reconciliation of cash operating cost per oz to cost of sales (2009):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)

	Year to date		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$11,523	$-	$-	$5,640	$5,883
Add/(Subtract):
Royalties	$(551)	$-	$-	$(334)	$(217)
Change in Inventories	$1,002	$-	$-	$535	$467
By-Product gold sales	$(3,667)	$-	$-	$(1,820)	$(1,847)
Cash Operating Costs	$8,307	$-	$-	$4,021	$4,286

Ozs Produced	1,157,271	-	-	584,486	572,785
Ozs Payable	1,145,697	-	-	578,641	567,056
Cash Cost Per Oz US$ *	$7.25			$6.95	$7.56

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$7,205	$-	$-	$3,782	$3,423
Add/(Subtract):
Royalties	$(551)	$-	$-	$(334)	$(217)
Change in Inventories	$1,352	$-	$-	$766	$586
By-Product gold sales	$(1,047)	$-	$-	$(423)	$(624)
Cash Operating Costs	$6,959	$-	$-	$3,791	$3,168
Ozs Produced	825,251	-	-	415,775	409,476
Ozs Payable	816,998	-	-	411,617	405,381
Cash Cost Per Oz US$ *	$8.52			$9.21	$7.81

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-09	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Cost of Sales	$4,318	$-	$-	$1,858	$2,460
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in Inventories	$(352)	$-	$-	$(231)	$(121)
By-Product gold sales	$(2,620)	$-	$-	$(1,397)	$(1,223)
Cash Operating Costs	$1,346	$-	$-	$230	$1,116
Ozs Produced	332,020	-	-	168,711	163,309
Ozs Payable	328,699	-	-	167,024	161,675
Cash Cost Per Oz US$ *	$4.09			$1.38	$6.90
* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Reconciliation of cash operating cost per oz to cost of sales (2008):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$27,802	$7,226	$7,648	$6,361	$6,567
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in Inventories	$173	$(153)	$100	$196	$30
By-Product gold sales	$(6,383)	$(1,742)	$(1,821)	$(1,473)	$(1,347)
Cash Operating Costs	$20,785	$5,067	$5,850	$4,886	$4,982

Ozs Produced	2,343,455	696,615	625,094	517,077	504,669
Ozs Payable	2,300,640	682,401	612,465	507,993	497,781
Cash Cost Per Oz US$ *	$9.03	$7.43	$9.55	$9.62	$10.01

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-08	30-Jun-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$19,950	$4,983	$5,376	$4,467	$5,124
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in Inventories	$13	$(191)	$(22)	$196	$30
By-Product gold sales	$(3,336)	$(769)	$(824)	$(764)	$(979)
Cash Operating Costs	$15,820	$3,759	$4,453	$3,701	$3,907
Ozs Produced	1,858,927	515,407	465,661	419,245	458,624
Ozs Payable	1,840,348	510,253	461,004	415,053	454,038
Cash Cost Per Oz US$ *	$8.60	$7.37	$9.66	$8.92	$8.61

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-08	30-Jun-08	30-Sep-08	30-Jun-08	31-Mar-08
Cost of Sales	$7,852	$2,243	$2,272	$1,894	$1,443
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in Inventories	$160	$38	$122	$-	$-
By-Product gold sales	$(3,047)	$(973)	$(997)	$(709)	$(368)
Cash Operating Costs	$4,965	$1,308	$1,397	$1,185	$1,075
Ozs Produced	484,518	181,208	159,433	97,832	46,045
Ozs Payable	460,292	172,148	151,461	92,940	43,743
Cash Cost Per Oz US$ *	$10.79	$7.60	$9.22	$12.75	$24.58
* Based on payable silver production attributable to cost of sales

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Reconciliation of cash operating cost per oz to cost of sales (2007):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-07	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07
Cost of Sales	$24,335	$8,759	$6,917	$5,092	$3,567
Add/(Subtract):
Royalties	$(787)	$(211)	$(191)	$(194)	$(191)
Change in Inventories	$131	$(289)	$518	$-	$(98)
By-Product gold sales	$(3,934)	$(1,309)	$(1,199)	$(799)	$(627)
Cash Operating Costs	$19,745	$6,950	$6,045	$4,099	$2,651

Ozs Produced	2,135,484	636,866	577,381	430,251	490,986
Ozs Payable	2,105,021	626,734	568,177	424,034	486,176
Cash Cost Per Oz US$ *	$9.38	$11.09	$10.64	$9.67	$5.45

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-07	30-Jun-07	30-Sep-07	30-Jun-07	31-Mar-07
Cost of Sales	$18,717	$5,383	$5,397	$4,370	$3,567
Add/(Subtract):
Royalties	$(742)	$(211)	$(191)	$(149)	$(191)
Change in Inventories	$131	$(289)	$518	$-	$(98)
By-Product gold sales	$(2,700)	$(880)	$(704)	$(489)	$(627)
Cash Operating Costs	$15,406	$4,003	$5,020	$3,732	$2,651

Ozs Produced	1,907,795	542,789	491,643	382,377	490,986
Ozs Payable	1,888,717	537,361	486,726	378,554	486,076
Cash Cost Per Oz US$ *	$8.16	$7.45	$10.31	$9.86	$5.45

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)
	For the year
	ended		For the three months ended
	31-Dec-07	30-Jun-07	30-Sep-07	30-Jun-07	31-Mar-07

Cost of Sales	$5,618	$3,376	$1,520	$722	$-
Add/(Subtract):
Royalties	$(45)	$-	$-	$(45)	$-
Change in Inventories	$-	$-	$-	$-	$-
By-Product gold sales	$(1,234)	$(429)	$(495)	$(310)	$-
Cash Operating Costs	$4,339	$2,947	$1,025	$367	$-
Ozs Produced	227,689	94,077	85,728	47,874	-
Ozs Payable	216,304	89,373	81,451	45,480	-
Cash Cost Per Oz US$ *	$20.06	$32.97	$12.58	$8.07	$0.00
*Based on payable silver production attributable to cost of sales.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Exploration Activities

The Company planned minimal exploration activities in the first quarter to preserve working capital in light of the economic uncertainty at the end of 2008.

A two-phase exploration program commenced in the second quarter focused on following up several of the new discoveries made in 2008 testing several new prospective targets near Endeavour's two mining operations, at Guanacevi in Durango State and Guanajuato in Guanajuato State;

The Phase 1 exploration program includes 6000 meters of core drilling in 25 drill holes to target extensions of several veins, mantos and stock-works in the San Pedro area of Guanacevi and the northern continuation of the Santa Cruz vein on the Porvenir Cuatro properties north of the operating Porvenir mine; as well as drilling at three of the 2008 vein discoveries and two new vein prospect areas in the Cebada and Bolanitos areas of Guanajuato.

In Guanacevi, drilling proposed for the San Pedro area will test both high grade veins as well as moderate grade mantos and one larger stock-work zone of silver-lead-zinc mineralization, all within an area measuring more than 1.5 kilometers (0.9 miles) in length and 500 meters (1,600 feet) across. Mineralized zones are mainly comprised of narrow veinlets of quartz, carbonate and adularia with sphalerite, galena and pyrite hosted in Tertiary-age volcaniclastic andesite.

In Guanajuato, proposed drilling will try to extend the Bolanitos, San Jose and Lucero vein mineralization to the south where it still remains open. Mapping and sampling along the Veta Madre northwest of Endeavour's Cebada mine discovered a new zone of alteration with coincident gold and silver geochemical anomalies. This new discovery possibly represents another ore-shoot on the Veta Madre which has never been drilled.

The phase 1 program is now underway in Guanacevi with drilling at San Pedro and Porvenir Cuatro. The drilling in Guanajuato is pending final approval of environmental permitting which is expected shortly.

The Phase 2 exploration program will then focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end.

FINANCIAL RESULTS

Review of Consolidated Financial Results

Six months ended June 30, 2009 compared with the six months ended June 30, 2008

For the six months ended June 30, 2009, the Company’s Mine Operating Earnings were $0.5 million (2008 –Earnings of $4.6 million) from its mining and milling operations on sales of $16.7 million (2008 - $20.8 million) with cost of sales of $11.5 million (2008 - $12.9 million) and depreciation and depletion $4.7 million (2008 - $3.3 million).

The Operating Loss for the six months ended June 30, 2009 was $3.3 million (2008 - $4.7 million) after Exploration costs of $0.6 million (2008 - $4.8 million), General and Administrative costs of $2.0 million (2008 - $2.8 million), Accretion of Convertible Debentures of $0.6 million (2008 – Nil) and Stock Based Compensation costs of $0.6 million (2008 - $1.7 million).

The Loss Before Taxes for the six months ended June 30, 2009 was $3.3 million (2008 - $3.7 million) after Foreign Exchange Loss of $0.2 million (2008 – $0.3 million), and Investment and Other Income of $0.2 million (2008 - $0.2 million). During the period in 2008 there was also a realized Gain on Marketable Securities of $1.0 million. The Company incurred a Net Loss for the six months ended June 30, 2009 of $3.6 million (2008 - $5.4 million) after an Income Tax Provision of $0.2 million (2008 – $1.7 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Sales were $16.7 million for the first two quarters of 2009, a decrease of 20% over the sales of $20.8 million for the first two quarters of 2008, although there was an increase in production. The decrease in sales is due to the decrease in silver price realized during the period over the same period last year, and by the Company holding larger quantities of finished goods at the end of the period. as well as. There was $3.7 million in finished goods inventory at June 30, 2009 compared to $0.5 million at June 30, 2008. The average spot price for silver has decreased by 24% from $17.43 for the six months ended June 30, 2008 to $13.17 for the six months ended June 30, 2009.

Cost of sales for the six months ended June 30, 2009 was $11.5 million, a decrease of 11% over the cost of sales of $12.9 million for the first two quarters of 2008. The decrease in the cost of sales is primarily a result of the Company holding larger quantities of finished goods at the end of the period, the improved productivity at Guanajuato mine and the depreciation of the Mexican Peso to the US Dollar compared to prior period.. Depreciation, depletion and accretion was $4.7 million, an increase of 44% as compared to the first six months of 2008, primarily due to the reduction in the reported proven and probable ounces, which is used to deplete mine assets on a unit of production basis, as well as depreciation on additional capital assets.

Exploration expenses decreased to $0.6 million for the six months ended June 30, 2009 from $4.8 million for the same period in 2008 as the Company has reduced the exploration activity to conserve cash and focus on mine development and capital expenditures. General and Administrative expenses decreased by 28% to $2.0 million for the first six months of 2009 as compared to $2.8 million in the comparative period of 2008 primarily as the Canadian Dollar depreciated against the US Dollar decreasing the reporting currency costs as well as some cost reductions.

The Company experienced a foreign exchange loss during the first two quarters of $0.2 million as compared to a foreign exchange loss of $0.3 million in the first two quarters of 2008. The losses are due to fluctuations of the Canadian dollar and the Mexican Peso to the US dollar. Investment and other income remained consistent at $0.2 million for the current and prior year. For the six months ended June 30, 2009 there was an income tax provision of $0.2 million and for the same period in 2008 an income tax provision of $1.7 million.

Three months ended June 30, 2009 compared with the three months ended June 30, 2008

For the three months ended June 30, 2009, the Company realized Mine Operating Earnings of $0.2 million (2008 –$1.9 million) from its mining and milling operations on sales of $8.2 million (2008 - $10.1 million) with cost of sales of $5.6 million (2008 - $6.4 million) and depreciation and depletion $2.4 million (2008 - $1.8 million).

The Operating Loss for the three months ended June 30, 2009 was $2.1 million (2008 - $2.8 million) after Exploration costs of $0.4 million (2008 - $2.6 million), General and Administrative costs of $1.0 million (2008 -$1.4 million), Accretion of Convertible Debentures of $0.4 million (2008 – Nil) and Stock Based Compensation costs of $0.5 million (2008 - $0.7 million).

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Loss Before Taxes for the three months ended June 30, 2009 was $1.4 million (2008 - $2.3 million) after Foreign Exchange Gain of $0.7 million (2008 – $0.2 million), and Investment and Other Income of $7 thousand (2008 - $0.1 million). During the period in 2008 there was also a realized Gain on Marketable Securities of $0.2 million. The Company incurred a Net Loss for the three months ended June 30, 2009 of $1.8 million (2008 - $3.4 million) after an Income Tax Provision of $0.4 million (2008 – $1.1 million).

Sales were $8.2 million for the second quarter of 2009, a decrease of 18% over the sales of $10.1 million for the second quarter of 2008, although there was an increase in production. The decrease in sales is due the timing of finished goods sales at the end of the period, which is reflected by an increase in finished goods inventory, and due to the decrease in the silver price realized during the period compared to the same period in 2008. Cost of sales for the quarter was $5.6 million, a decrease of 11% over the cost of sales of $6.4 million for Q2 2008. The decrease in the cost of sales is primarily a result of a timing in sales at the end of the period with a corresponding increase in the balance of finished goods. Depreciation, depletion and accretion was $2.4 million, an increase of 36% as compared to Q2 2008, primarily due to the reduction in the reported proven and probable ounces, which is used to deplete mine assets on a unit of production basis as well as depreciation on additional capital assets.

Exploration expenses decreased to $0.4 million in Q2 2009 from $2.6 million in Q2 2008 as the Company has reduced the exploration activity to conserve cash and focus on mine development capital expenditures. General and Administrative expenses decreased by 36% to $1.0 million in Q2 2009 as compared to $1.4 million in Q2 2008 due to both reduced costs and foreign currency translations. As most General and Administrative costs are incurred in Canadian Dollars and the Canadian Dollar depreciated against the US Dollar from the 2008 period compared to the 2009 period the Company experienced a decrease the reporting currency costs.

The Company experienced a foreign exchange gain during Q2 2009 of $0.7 million as compared to a foreign exchange gain of $0.2 million in the second quarter of 2008. In the second quarter of 2009 there has been a strengthening of the Canadian dollar and the Mexican Peso to the US dollar while, the Company held both Canadian dollars and Mexican Peso during this period. During the quarter there was an income tax provision of $0.4 million for Q2 2009, as compared to an income tax provision of $1.1 million for Q2, 2008.

Summary of Quarterly Results

	Dec 31, 2009			Dec. 31, 2008			Dec 31, 2007
(in US$000s	Period End			Period End			Period End
except per share amounts)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Total Revenues	$8,236	$8,487	$7,900	$10,613	$10,060	$10,729	$11,018	$7,686

Cost of Sales	$5,640	$5,883	$7,226	$7,648	$6,361	$6,567	$8,804	$6,872
Depreciation, Depletion & Accretion	$2,414	$2,290	$2,551	$2,558	$1,769	$1,505	$1,493	$1,621
Mine Operating Earnings / (Loss)*	$182	$314	$(1,877)	$407	$1,930	$2,657	$721	$(807)

Net income (loss):
(i) Total	$(1,832)	$(1,740)	$(5,149)	$(7,427)	$(3,417)	$(2,011)	$(4,237)	$(3,651)
(ii) Basic per share	$(0.04)	$(0.03)	$(0.11)	$(0.15)	$(0.07)	$(0.04)	$(0.09)	$(0.08)
(iii) Diluted per share	$(0.04)	$(0.03)	$(0.11)	$(0.15)	$(0.07)	$(0.04)	$(0.09)	$(0.08)

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Quarterly Trends and Analysis

In the 2nd Quarter of 2007 production and revenue were adversely impacted by the processing of lower head grade ore from Guanacevi partially offset by the initial contribution of Guanajuato. The higher loss for the 2nd Quarter 2007 reflects lower earnings from Mine Operations, Exploration costs and the required costing of non-cash Stock Based Compensation.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

In the 3rd Quarter of 2007 sales were higher from higher metal production partially offset by lower realized metal prices. The higher loss in the 3rd Quarter 2007 reflects higher Mine Operating costs and increased Depreciation.

In the 4th Quarter of 2007 the Company realized higher production and revenue due to higher grade ore processed during the quarter and a higher silver price. The higher loss for the 4th Quarter 2007 reflects additional exploration and labour costs.

In the 1st Quarter of 2008 production decreased because Guanajuato reduced output in order to facilitate the mine and shaft safety upgrades to meet North American standards. The decreased production was partly offset by higher silver prices, which surged to more than $20 per ounce in March, averaging $17.68 during the quarter. The decreased costs were a function of decreased production activity during the Guanajuato rehabilitation and safety programs.

In the 2nd Quarter of 2008 the ramp up of Guanacevi capital expansion program, including mine development reduced the production for the quarter, while Guanajuato production ramped up in June resulting in consistent production and costs quarter over quarter.

In the 3rd Quarter of 2008 production increased primarily due to the ramp up of production at Guanajuato, partially offsetting the slide in silver prices which began in August. Costs increased due to the ramp up of Guanajuato operations and improved employee production bonuses which were magnified by the slight appreciation of the Mexican Peso during the quarter until late September when the Peso began its significant fall.

In the 4th Quarter of 2008 the Company realized higher production output due to improved grades and recoveries at Guanacevi and greater output at Guanajuato. However the production increase was significantly offset by the drop in the silver price during the fourth quarter. The decrease in production costs is attributed to the significant depreciation of the Mexican peso. The Company’s largest production cost is labour, therefore any change in the valuation of the local currency directly impacts our production costs. Subsequent to December 31, 2008, the Mexican Peso continued its depreciation against the US dollar, further reducing the US dollar production costs of both mines.

In the 1st Quarter of 2009, the Company’s decrease in production was offset by improved silver and gold prices compared to prior quarter. The Company’s operating costs continued to benefit from the depreciation of the Mexican Peso against the US dollar, while General and Administrative costs reported also benefited from the depreciation of the Canadian dollar against the US dollar.

In the 2nd Quarter of 2009, the Company experienced a slight increase in production over the previous quarter but the significant increase in finished goods inventory at the end of the period resulted in decreased sales revenue. The Company’s operating costs also decreased from the previous quarter primarily accordingly.

Update on Use of Proceeds from Recent Financings

As disclosed in the Company’s short form prospectus dated February 20, 2009, the Company proposed to use Cdn.$1,075,000 of the net proceeds from its December 31, 2008 special warrants private placement to continue sustaining capital development programs associated with the Company’s Guanacevi Mine Project. Based on the December 31, 2008 noon exchange rate reported by the Bank of Canada of Cdn.$1.00 = US$0.8166, this amount was equivalent to US$887,845.

These proceeds were used to extend the North Porvenir Ramp for stope development and complete a robbins ventilation raise, as further detailed in the table below. In the first quarter of 2009, the ramp was extended 564 metres at a cost of 30% greater than plan. The extra costs for the ramp extension were attributed to additional ground support installed through a section of the ramp and more than expected water inflows and therefore required more pumping. The ventilation raise was higher than budget due to an unfavourable exchange rate as compared to the original quote.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Guanacevi Mine Project	Expected	Actual	Variance
Capital Expenditures	(US$)	(US$)	(US$)

Ventilation Raise	$387,885	$429,722	($41,837)

North Porvenir Ramp Extension
Labour	$205,783	283,244	(77,461)
Engineering & Geology	$45,730	44,052	1,678
Supplies	$120,040	188,441	(68,401)
Electrical	$32,664	42,002	(9,338)
Indirect Allocation	$85,743	81,542	4,201
North Porvenir Ramp Extension	$489,960	639,281	(149,321)

Total	$877,845	$1,069,003	$(191,158)

On February 26, 2009, the Company received net proceeds of Cdn.$12.5 million from a private placement of five year 10% subordinated unsecured convertible redeemable debentures. Based on the February 26, 2009 noon exchange rate reported by the Bank of Canada of Cdn.$1.00 = US$0.8028, this amount was equivalent to US$10.0 million. Of the net proceeds from this private placement, U.S.$5.8 million were intended to be used for capital expenditures at the Guanacevi and Guanajuato Mines Projects as set out in the table below, with the balance of U.S.$4.2 million to be used for working capital. The work was completed with costs being consistent with management’s initial budget and with no material variance.

Guanacevi and Guanajuato Mines
Projects	Expected	Actual	Variance
Capital Expenditures	(US$)	(US$)	(US$)

Mine Development	3,500,000	3,450,000	50,000
Plant Expansion	500,000	500,000	0
Scoops and Scissorlift	1,400,000	1,300,000	100,000
Miscellaneous Equipment	400,000	340,000	60,000
Total	$5,800,000	$5,590,000	$210,000

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., and Aztec Metals Corp. (“Aztec”), related party companies, and from time to time will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has $97,000 receivable related to administration costs outstanding as of June 30, 2009. (December 31, 2008 – $21,000).

During the six months ended June 30, 2009, the Company has paid $63,000 for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Company has $102,000 receivable from Aztec Metals Corp. related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of March 31, 2009. The Company agreed to accept common shares of Aztec Metals Corp. in lieu of cash for the outstanding receivable.

LIQUIDITY AND CAPITAL RESOURCES

The cash and cash equivalents balance increased by $3.3 million from $3.6 million at December 31, 2008 to $6.9 million at June 30, 2009 and the Company had working capital of $13.7 million at June 30, 2009 (December 31, 2008 - $7.7 million). Cash and cash equivalents increased for the period by $3.3 million primarily due to the net proceeds from the issuance of convertible debentures cash of $10.0 million less $6.5 million used for capital investments made in property, plant and equipment. The increase in working capital of $6.0 million is primarily a result of the increase in cash and cash equivalents of $3.3 million, the increase in accounts receivable and prepaids of $0.7 million, the increase in inventory of $3.2 million, less the increase in accounts payable of $0.2 million and the increase of the other short term liabilities of $1.2 million.

Operating activities used $0.6 million during the six months ended June 30, 2009 compared to using $1.5 million during the same period in 2008. The major non-cash adjustments on the recorded loss of $3.6 million were non-cash charges for depreciation, depletion and accretion of $4.7 million, stock-based compensation of $0.6 million, an unrealized foreign exchange loss of $0.7 million and an increase in non-cash working capital $2.2 million. The increase in non-cash working capital is primarily due to increased trade receivables and inventories as a result of a strike of the precious metals division of Met-Mex Penoles SA de CV. It was necessary for the Company to make alternate arrangements for the refining and sales of its dore with different shipping and settlement schedules.

Investing activities during the six months used $6.5 million as compared to $6.7 million in 2008. The investments in property, plant and equipment was $6.5 million compared to $8.3 million for the same period in 2008. There has been no investing activities related to marketable securities during the current period as compared to proceeds from sales of $3.8 million and investments made of $2.2 million in the same period of 2008.

Financing activities during the first two quarters generated $10.4 million as compared to $36,000 during the same period in 2008. In February 2009, the Company completed a convertible debt financing for $10.0 million, net of issue costs, of five year 10% subordinated unsecured convertible redeemable debentures. There were also 415,000 share purchase options exercised which provided $0.4 million net of issue costs.

As at June 30, 2009, the Company’s issued share capital was $90.6 million representing 51,963,072 common shares compared to $87.5 million representing 49,080,478 common shares at December 31, 2008. Of the 2,882,594 commons shares issued during the period, 2,311,540 were issued upon conversion of special warrants, 415,000 were issued upon stock option exercises, 136,054 were issued on the acquisition of a mineral property and 20,000 were issued under the Company’s stock bonus plan.

In December 2008, the Company completed a brokered and non brokered private placements of special warrants for 2,311,540 units at CAN$1.30 per unit for gross proceeds of CAN$3.0 million. Each special warrant is exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$1.90 until February 25, 2014. The agents received a cash commission of 6% totalling $0.1 million and 131,792 agents’ share purchase warrants at an exercise price of CAN$1.51 until February 25, 2014. The warrants issued to the agents have a deemed fair value of $0.1 million and have been recorded in share capital on a net basis. The special warrants had been classified as a separate equity component at December 31, 2008 as the Company had not yet received final approval from the provincial securities regulator on the final prospectus. This was subsequently received on February 24, 2009 and the special warrants were exercised into units as described above.

As at June 30, 2009, the Company had 5,078,500 options to purchase common shares outstanding with a weighted average exercise price of CAN$3.18 and had 1,931,976 share purchase warrants outstanding with a weighted average exercise price of CAN$1.87.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The company invested $7.3 million in property, plant and equipment during the six months ended June 30, 2009, of which $6.5 million was paid in cash, $0.2 million was settled through common shares and $0.6 million will be settled through the balance remaining on a promissory note. Approximately $6.3 million was invested at Guanacevi with $4.0 million on mine development, $0.4 million on the plant, $1.7 million spent on mine equipment and $0.1 million office equipment. A total of $1.1 was invested at Guanajuato with $0.6 million on mine development, $0.1 million spent on the plant, and $0.4 million spent on mine equipment.

Even though The Company generates significant mine operating cash flow, the Company has incurred significant operating losses to date. Management recognizes that the Company will need to grow its operation and/or generate additional financing resources in order to meet its planned business objectives in the near and long term. The Company has historically financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise equity financing, debt financing or the attainment of profitable operations.

In February 2009, management completed a convertible debt financing for approximately CAN $14 million of five year 10% subordinated unsecured convertible redeemable debentures (See page 22 for further discussion). Management continues to pursue alternatives to improve the financial position of the Company to remain as a going concern through 2009.

At June 30, 2009 the Company held certain Notes that were obtained in February from the restructuring of Canadian Asset Backed Commercial Paper “ABCP”. The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen. Refer to page 19 for further detail.

Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the current credit and financial markets. The poor conditions in the US housing market and credit quality of mortgage backed securities have continued and worsened, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and governmental intervention in, major banks, financial institutions and insurers. This has created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary. There can be no assurance that the Company will be able to continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Capital Requirements

The Company plans to invest a total of $16.8 million in capital projects in 2009, most of which will come from mine operating cash flow, with the continued focus on dewatering two new ore bodies at Guanacevi. At Guanacevi $8.5 million will be invested in further mine development, $4.9 million on related mining equipment and facilities and a further $1.5 million on increasing the size of the tailings facility. At Guanajuato $1.5 million will be invested to develop some of the newly discovered mineralized zones and $0.4 million will be incurred to expand the plant to 600 tonnes per day.

The mine development at Guanacevi will increase the access to the Porvenir North area of the ore body and provide access to Alex Breccia, Santa Cruz and Porvenir Dos ore bodies. This will provide the operation with a larger selection of stopes and allow it to expand the daily tonnage sent to the mill and improve management of cash flows.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Company plans to meet capital requirements with mine operating cash flows and proceeds from the convertible debt issued in February 2009. Management continues to pursue alternatives to improve the financial position of the Company and ensure there are adequate resources to meet ongoing capital requirements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Financial Instruments and Other Instruments

Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities, convertible debt, promissory note and restructured ABCP notes. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income. The restructured ABCP Notes are designated as available for sale with unrealized gains or loss recorded in other comprehensive income, unless determined to be other than temporary. The liability component of the convertible debentures are designated as other financial liabilities and were initially recognized at fair value with subsequent measurements at amortized cost. The promissory note is designated as other financial liabilities and are recognized at fair value with subsequent measurements at amortized cost. Accretion and Interest expense are expensed as incurred. Interest income and expense are both recorded in income.

The fair values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. The fair value of the restructured ABCP Notes are determined by discounting the stream of future payment at the estimated prevailing market rates. There are no significant differences between the carrying values and the fair values of any financial assets or liabilities.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, trade receivable and IVA receivable. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policy, assessing institutional exposure and continual discussion with external advisors. Trade receivables are generated on the sale of silver to a large Mexican refiner and to a metal traders which the Company has deemed to have a high credit rating. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. After taking into account the Company’s holdings of cash equivalents, marketable securities and receivables the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is subject are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk
The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican Pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Our convertible debentures have a fixed interest rate and are not exposed to interest rate risk.

Commodity Price Risk
The value of the Company’s mineral resource properties is related to the price of silver and gold and the outlook for these minerals. Silver and gold prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors. The Company has elected not to actively manage our commodity risk at this time.

The Company does not currently use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or commodity prices.

Asset Backed Commercial Paper

At June 30, 2009 the Company held restructured Canadian Asset Backed Commercial Paper Notes that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

On March 20, 2008 the Committee issued an information statement which provided details of the restructuring plan. The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by the majority of noteholders on April 25, 2008. The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008. The Supreme Court of Canada denied an appeal by noteholders seeking relief thereby allowing the implementation of the Restructuring Plan on January 19, 2009.

The Company assessed the estimated fair value of our restructured ABCP Notes and based on the available information regarding current market conditions, the underlying assets and the indicative values contained in the report issued by JP Morgan, we recorded an impairment of $2.6 million in 2008.. There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the fair value by using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016 using a 12% discount rate. This resulted in an estimated fair value of CAN$2.6 million as at December 31, 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Company updated the valuation model to reflect the notes that were distributed as a result of the restructuring. The restructuring plan was executed as follows:

The creation of three master asset vehicles (MAV).
Within each MAV, the issuance of 5 different series of notes:

Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to receive AA ratings, have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

Class A-2 Notes will be senior to the Class B Notes, C Notes and IA Tracking Notes. Class A-2 Notes are expected to receive AA ratings, have maturity of 8 years and a coupon rate of BA Rate less 0.5%
Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%

Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan the Class C Notes that “investors” should expect return closer to BA Rate less 0.5%.

IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

There have been minimal market trades of the restructured Notes. The DBRS has an “A” rating for the Class A-1 Notes at this time.

Based on the Restructuring Plan:

  CAN $3,229,000 of our investments were replaced with Class A-1 Notes
  CAN $1,093,000 of our investments were replaced with Class A-2 Notes
  CAN $ 198,000 of our investments were replaced with Class B Notes
  CAN $ 140,000 of our investments were replaced with Class C Notes
  CAN $ 464,000 of our investments were replaced with IA Tracking Notes

The Notes were recorded at their estimated fair value of CAN $2.6 million, resulting in no gain or loss on implementation of the restructuring. There continues to be uncertainly surrounding the interest payments receivable, though the Company did receive $221thousand in the period in accordance with the terms of the notes.

Convertible Debentures

In February 2009, the Company issued CAN $14 million in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05. A total of 7,364,737 common shares are issuable upon conversion. Subsequent to July 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85.

As the Debentures include both cash payment and equity conversion features, the gross proceeds have been allocated between liability and equity elements as further described below. The liability component of the Debentures is designated as other financial liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures is deferred over their expected term.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The face value of the Debentures has been allocated as follows for accounting purposes:

	CAN $	US $
Allocation of gross proceeds

Gross Proceeds	$13,993	$11,225
Fair value of liability portion	10,492	8,417
Fair value of equity portion	3,501	2,808

Liability portion of convertible debentures
Opening balance	-	-
Fair value of debt component	10,492	8,417
Issuance costs	(1,547)	(1,241)
Accretion expense	670	574
Interest accrued	(291)	(252)
Interest paid	(190)	(156)
Foreign exchange (gain)/loss on revaluation	-	563
Closing balance of liability portion	9,134	7,905

Equity portion of convertible debentures
Opening balance	-	-
Fair value of equity portion	3,501	2,808
Issuance costs	(516)	(415)
Closing balance of equity portion	2,985	2,393

The fair value of the liability portion of the Debentures at initial recognition was estimated using a discounted cash flow method, estimating the Company’s incremental borrowing rate to be 18%. The fair value of the equity component was estimated using the residual value method. The Company has determined that its cash redemption option has no material value. The liability portion of the Debentures is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $1,656, which were allocated on a proportional basis between the liability component ($1,241), equity component ($415). The Company paid $1,191 and issued 644,414 share purchase warrants exercisable at CAN$ 1.90 for five years with an estimated value of $465 as consideration for the financing fees. The agent warrants were valued using Black-Scholes valuation technique with an expected life of 5 years and a volatility of 73%.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2009:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$517	$230	$287	-	-
Promissory Note	566	231	335	-	-
Other Long-Term Liabilities	1,525	-	-	$564	$961
Total	$2,608	$461	$622	$564	$961

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Outstanding Share Data

As of August 6, 2009, the Company had the following items issued and outstanding:

  51,963,072 common shares
  3,958,500 options to purchase common shares with a weighted average exercise price of CAD$2.39 expiring between February 1, 2010 and June 14, 2017.
  1,931,976 share purchase warrants with a weighted average exercise price of CAD$1.87 expiring between February 25, 2014 and February 26, 2014.
  CAN$ 13,993,000 of five year 10% subordinated unsecured convertible redeemable debentures with an exercise price of $1.90 per share.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

OUTLOOK

Endeavour anticipates that the main business themes affecting the silver mining business in Q2, 2009 will largely continue in Q3, 2009. The global financial crisis appears to have peaked late last year, global economic recession was the new reality in H1, 2009, but stock markets are on the rebound thanks to announcements of massive government economic stimulus programs and precious metal prices have risen sharply from their lows late last year.

In Q3, 2009, precious metal prices should continue to show strength, both as a safe haven for cash in a time of financial distress as well as a hedge against inflation as governments print new money to fund their economic stimulus programs. Silver and gold prices often show fundamental strength in September and 2009 should be no exception.

The Mexican economy has been negatively impacted in recent months by both the government “war on drugs” and by the recent influenza epidemic. However, neither of these issues have had, nor should they have, any material impact on Endeavour’s silver mining operations.

As forecast, Endeavour expects silver production to rise in Q3, 2009 with the completion of the various mine development programs at both Guanacevi and Guanajuato. At Guanacevi, the new Alex Breccia mine is now in production, although the main production increase will be in Q4 2009 due to the shrinkage mining method being used. The Alex Breccia ore is currently being processed in the leach circuit until there is sufficient daily ore output to justify re-activation of the floatation circuit. The new Porvenir Dos mine will come into production in Q3, 2009 on schedule and continue to ramp up its ore tonnage produced in Q4, 2009.

At Guanajuato, production from the new Lucero mine will continue to grow in Q3, 2009 as mine development opens up more working stopes. Mine development will also continue to open up new stopes in the sub-parallel San Jose and Bolanitos veins in the same area and in the Veta Madre at the Cebada mine. In addition the Guanajuato plant will undergo a very low cost expansion to increase capacity by 20% in Q3, 2009 with an installation of a more efficient cone crusher.

Endeavour continues to make progress on acquiring old mine properties with exploration potential within the Guanacevi and Guanajuato districts, and the Company remains in acquisition mode in Q3, 2009 evaluating a number of larger M&A opportunities.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

SUBSEQUENT EVENTS

On July 29th, 2009, the Board of Directors approved a re-pricing of 670,000 employee options with weighted average remaining contractual life of 4.4 years and option price of CAN $3.79. The re-priced options weighted contractual life will remain 4.4 years, while the options will have an exercise price of CAN $2.01 and a one year vesting period.

On July 29th, 2009, the Board of Directors approved the cancellation of 1,120,000 insider options with weighted average remaining contractual life of 6.8 years and option price of CAN $4.89.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

On January 1, 2009, the Company adopted a new accounting standard that was issued by the Canadian Institute of Chartered Accountants: Handbook Section 3604, Goodwill and intangible assets, which replaces section 3062, Goodwill and intangible assets and Section 3450, Research and Development Costs, establishes a standard for recognition, measurement and disclosure of goodwill and intangible assets. There is no impact on the Company’s consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment on long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101). Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Six Months Ended June 30, 2009	Date of Preparation: August 6, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Convertible Debt
We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as described in Note 5 to the interim Financial Statements. The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the estimated market rate for a similar liability without the conversion features. The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.

Future income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Stock-based compensation
The Company has a share option plan which is described in Note 9 (d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the six months ended June 30, 2009 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. At this time, the impact on our future financial position and results of operations is being assessed. The Company has and continues to provide training seminars to its accounting staff and has hired additional accounting staff to assist with the assessment of its current accounting policies, systems and processes in order to identify differences between current Canadian GAAP and IFRS GAAP treatment. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosure. Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.